SILVER STANDARD RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012

1.	SECOND QUARTER 2012 HIGHLIGHTS

2.	OUTLOOK

3.	BUSINESS OVERVIEW

4.	RESULTS OF OPERATIONS

5.	REVIEW OF PROJECTS

6.	SUMMARIZED FINANCIAL RESULTS

7.	LIQUIDITY

8.	CAPITAL RESOURCES

9.	FINANCIAL INSTRUMENTS AND RELATED RISKS

10.	OTHER RISKS AND UNCERTAINTIES

11.	RELATED PARTY TRANSACTIONS

12.	SIGNIFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

13.	NON-GAAP FINANCIAL MEASURES

14.	CRITICAL ACCOUNTING POLICIES AND ESTIMATES

15.	INTERNAL CONTROLS OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

16.	CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

SILVER STANDARD RESOURCES INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF THE FINANCIAL POSITION AND RESULTS OF OPERATIONS FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2012

This Management’s Discussion and Analysis (“MD&A”) is intended to supplement the unaudited consolidated interim financial statements of Silver Standard Resources Inc. (“Silver Standard” or the “Company”) for the three and six months ended June 30, 2012, and the related notes thereto, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

All figures are expressed in U.S. dollars except where otherwise indicated. This MD&A has been prepared as of August 8, 2012, and should be read in conjunction with the unaudited consolidated interim financial statements for the three and six months ended June 30, 2012.

Additional information relating to the Company, including the most recent Form 20-F and the Annual Information Form, are available on SEDAR at www.sedar.com, and on the EDGAR section of the SEC website at www.sec.gov.

This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained in item 16 herein. The Company uses certain non-GAAP financial measures in this MD&A. For a description of each of the non-GAAP financial measures used in this MD&A please see the discussion under ‘Non-GAAP Financial Measures’ in item 13 of this MD&A. The Company changed its presentation of costs per ounce during 2011 in line with the newly-endorsed production cost guidance provided by The Silver Institute.

1. SECOND QUARTER 2012 HIGHLIGHTS

  Produced 2.0 million ounces of silver in the quarter, bringing year-to-date production to 4.2 million ounces, on track to achieve full-year guidance.

  Revenues of $42.4 million, a 10% increase quarter on quarter, from the sale of 1.9 million ounces of silver and 1.8 million pounds of zinc.

  Finalized long-term silver concentrate sales contracts to complete sales strategy. The executed contracts now exceed production capacity which positions the Company to sell its excess silver concentrate inventory during the second half of the year to unlock inventory value.

  Received cash proceeds of C$67.0 million from exercised Pretium Resources Inc. (“Pretium”) share purchase warrants pursuant to the secondary offering completed in 2011.

  Reported significant silver and zinc mineralization in the Cortaderas target area at Pirquitas including 78 meters grading 756 g/t silver and 9.8% zinc1.

  Subsequent to the quarter-end, in July Pirquitas shipped 2,300 tonnes of silver concentrate containing an estimated 1.1 million ounces of silver.

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1 See news release dated July 25, 2012 for further details of assay results.

2. OUTLOOK

This section of the MD&A provides management’s production and cost estimates for 2012. Major capital and exploration expenditures are also discussed. These are “forward-looking statements” and subject to the cautionary note regarding the risks associated with forward-looking statements contained in item 16 herein.

The Company retains production guidance of between 8.2 and 8.5 million ounces of silver. Direct mining costs for the year ended December 31, 2012 are now expected to be between the original guidance of $11.85 and $12.85 per ounce of silver. The marginal increase in direct mining costs results principally from a stronger expected Argentine peso not offsetting high Argentine inflation to the extent originally anticipated.

Direct mining cost per ounce is a non-GAAP financial measure. Please see the discussion under ‘Non-GAAP Financial Measures’ in item 13 of this MD&A.

Zinc production guidance is maintained between 10.5 and 11.5 million pounds in 2012.

The Company has successfully completed long-term silver concentrate sales negotiations which cover all of the Pirquitas mine’s production, and further will enable the Company to start to sell down the high silver concentrate inventory balance through the remainder of 2012.

The regulatory environment within Argentina continues to be subject to changes enacted by the government. Early in the quarter, the Argentine Ministry of Economy and Public Finance issued a resolution that reduced the time permitted to repatriate export net proceeds from 180 days to 15 days. As a result, Pirquitas temporarily suspended shipments while management reviewed the potential impact of the new resolution. On June 25, 2012, a revised resolution was issued extending the time limit to 120 days enabling Pirquitas to resume shipments under certain contracts. This limit has subsequently been increased to 140 days and the Company continues to pursue an extension to 180 days.

There have also been changes to import regulations for goods and services, and the removal of subsidies provided for fuel. Additionally, labour negotiations within the mining industry indicate labour inflation is likely to continue at elevated levels. The Company continues to work within these regulations and mitigate, where possible, the impact on imports and exports, cost structure, and Argentine peso foreign exchange exposure.

The Company anticipates that capital expenditures over the second half of 2012 at the Pirquitas mine will approximate $6 million, bringing the full year to $18 million, and exploration expenditures in the second half of 2012 will approximate $16 million, bringing the full year to approximately $22 million. The majority of exploration expenditure will be capitalized. Expenditure for the completion of the feasibility study at Pitarrilla in the second half of 2012, including infrastructure, camp operations and supporting administration, are expected to be approximately $8 million, bringing the total to $20 million for the full year. The expenditure on Pitarrilla is a reduction from that previously disclosed due to the deferral of pre-construction activities.

3. BUSINESS OVERVIEW

Silver Standard is engaged in the exploration, development and production of silver-dominant mineral properties located in the Americas and holds approximately a 20% interest in Pretium, a TSX listed gold exploration company.

The Company’s strategic focus is to optimize production of silver from the Pirquitas mine and to advance other principal development and exploration projects, including Pitarrilla, San Luis, and San Agustin. The Company has a large in-ground silver position and looks to exploit its assets for the benefit of the Company’s shareholders. Certain projects also contain significant gold and base metals. The Company’s future growth will be primarily driven through its strong balance sheet and development of core projects, while monetizing other non-core projects to support funding requirements.

The macro-economic environment in which the Company operates continues to be impacted by sovereign debt issues in Europe and possible slowdown of growth in China. Global markets have therefore remained volatile and generally risk averse. As a result of this, precious metals prices have declined with silver averaging $29.42 per ounce in the second quarter compared to $32.62 per ounce in the first quarter of 2012; the spot price of silver was $27.84 as of the date of this MD&A. Near-term market expectations anticipate an increase in silver price over the next 12 to 36 months, largely due to investment demand as well as its industrial usage.

Legislative changes in Argentina, as previously discussed, continue to have direct impacts on the Company’s business. This impacts the Company’s ability to import and export goods and services, there has been increased Central Bank involvement in U.S. dollar inflows and outflows, and this also impacts the Argentine economic environment. There is rising local inflation, a weakening currency and heightened perceived political risk. Despite the economic environment, the Company remains focused on consistent silver production performance, which has been demonstrated in the first half of 2012, and also on cost control at Pirquitas. Although direct mining costs have increased due to inflationary pressures and regulatory issues in Argentina, the Company remains focused on implementing a variety of cost control initiatives.

The Pitarrilla feasibility study continues on schedule for completion in the second half of 2012. Earlier this year as the feasibility study progressed, the decision was made to extend the scope to carry out additional work that has the potential to add value or reduce risk of the project. Results of this work are now nearing completion and are being incorporated into the feasibility study. Due to deferrals and delays of other mine construction projects across the industry, associated timelines for delivery of key mining and processing equipment have reduced. As a result, the Company is no longer anticipating fast-tracking pre-construction spend and will develop site and ancillary infrastructure concurrent with a development decision on the Project.

4. RESULTS OF OPERATIONS

Pirquitas Mine, Argentina

Selected operating and financial data for the quarters ended;

	June 30	March 31	December 31	September 30	June 30	March 31
Operating data	2012	2012	2011	2011	2011	2011
Tonnes milled (kt)	386	416	241	245	295	308
Silver mill feed grades (g/t)	219	221	274	250	261	233
Silver recoveries (%)	74.5	77.3	82.4	82.9	80.0	73.6
Silver (ounces)
- produced	2,021,177	2,171,588	1,751,398	1,631,281	1,975,616	1,697,294
- sold	1,859,349	1,535,855	515,124	707,202	1,569,698	2,053,573

Average realized silver price ($/oz)	30.06	32.20	33.42	39.88	38.54	30.44
Average London spot silver price ($/oz)	29.42	32.62	31.87	38.79	38.17	31.66

Direct mining cost ($/oz) (1)	13.07	11.86	14.97	16.20	11.57	12.26
Total cash cost ($/oz) (1)	21.88	20.30	17.72	20.60	22.06	23.23
Total production cost ($/oz) (1)	27.06	25.36	24.68	24.55	25.26	26.99

Financial Data ($000s)
Revenue	42,412	38,406	14,369	26,152	47,271	60,053
Income (loss) from mine operations	6,758	6,245	(3,270)	11,492	15,838	27,859

(1)

The Company reports non-GAAP cost per ounce of silver produced to manage and evaluate operating performance at the Pirquitas mine. For a better understanding and a reconciliation of these measures to cost of inventory, as shown in the Company’s consolidated interim statement of income please refer to ‘Non-GAAP Financial Measures’ in item 13 of this MD&A.

Mine production

The Pirquitas mine produced 2.0 million ounces of silver during the second quarter of 2012, compared with 2.2 million ounces during the first quarter of 2012, bringing total production for the year to 4.2 million ounces. The lower quarterly production was principally due to a scheduled relining of the ball mill resulting in lower total tonnes processed, and lower average recovery in the flotation plant. Silver production this quarter was consistent with the 2.0 million ounces produced in the second quarter of 2011. The mine also produced 1.8 million pounds of zinc, a 45% decline from the first quarter of 2012, due to focusing on mining the south side of the pit, where zinc ore grades are lower.

During the quarter, 386,000 tonnes of ore were processed at an average milling rate of 4,246 tonnes per day, compared to 416,000 tonnes at an average of 4,567 tonnes per day in the first quarter of 2012, and 295,000 tonnes at an average of 3,241 tonnes per day in the second quarter of 2011. The average milling rate of 4,246 tonnes per day this quarter is 6% higher than the plant's nominal design. The ongoing outperformance is the result of continuous improvement initiatives at the mine, including preventative maintenance, mill feed selection, and improved crusher capacity as reported previously.

Ore milled during the second quarter of 2012 contained an average silver grade of 219 g/t, compared to 221 g/t in the first quarter of 2012, and 261 g/t in the second quarter of 2011. Silver recoveries were 74.5% in the second quarter of 2012 compared to 77.3% in the first quarter of 2012, and 80.0% in the second quarter of 2011. The lower recovery resulted from unseasonably cold weather that impacted water supply and a global shortfall in preferred flotation reagents. Recovery rates are expected to improve in the coming months as the mine procures higher quality flotation reagents and enters the warmer seasons.

Mine operating costs

Direct mining cost per ounce, total cash cost per ounce and total production cost per ounce are non-GAAP financial measures. Please see the discussion under ‘Non-GAAP Financial Measures’ in item 13 of this MD&A.

Direct mining costs in the second quarter of 2012 were $13.07 per ounce of silver compared to $11.86 per ounce in the first quarter of 2012 and $11.57 per ounce in the second quarter of 2011. Import restrictions continue to impact operational efficiencies, and high local inflation rates in Argentina (without a corresponding devaluation of the peso) continue to challenge the local cost structure. Cost control remains a key focus of management.

Total cash cost in the second quarter of 2012, which includes by-product credits, treatment and refining costs, royalties and production taxes, was $21.88 per ounce of silver compared to $20.30 per ounce of silver in the first quarter of 2012 and $22.06 per ounce in the second quarter of 2011.Treatment and refining costs, as well as royalties and production taxes all vary as a function of sales prices and are recorded for the actual ounces of silver sold. Consequently, on a per ounce basis, the variability in total cash cost from period-to-period is partially due to sales prices and the difference between production and sales volumes. The incremental per ounce impact of these costs in the second quarter of 2012 and first quarter of 2012 were broadly consistent, but higher than the second quarter of 2011 due to the volume of sales.

Total production cost, which includes depletion, depreciation and amortization, was $27.06 per ounce in the second quarter of 2012 compared to $25.36 in the first quarter of 2012 and $25.26 in the second quarter of 2011. The depletion, depreciation and amortization costs are consistent on a per ounce basis with the first quarter of 2012, however they are greater than in the second quarter of 2011 due to the reduction in mineral reserves at Pirquitas in the fourth quarter of 2011, which increased the depletion, depreciation and amortization charges on certain assets.

Exploration drilling program

At Pirquitas, the planned drill program was increased from 22,500 meters to 28,500 meters based on the results obtained in the early part of the program, and the Company has now completed about 23,500 meters. The majority of the planned drilling was designed to expand and better define the Cortaderas Breccia and Cortaderas Valley mineral resources and upgrade significant portions of these resources from the Inferred Mineral Resource to the Indicated Mineral Resource category. In a news release dated July 25, 2012, the Company provided selected assay results from the first eight drill holes completed this year, which have extended the previously identified Cortaderas Breccia resource2.

In addition to the drilling that will be done in the Cortaderas area several holes will be drilled to test a number of gravity anomalies that were outlined by geophysical surveying done in areas adjacent to the San Miguel open pit.

Fiscal stability agreement and regulatory environment in Argentina

The Pirquitas mine has a fiscal stability agreement with the government of Argentina dating from 1998. In 2002, the government of Argentina implemented an export duty on concentrates that did not apply to companies with pre-existing fiscal stability agreements. In December 2007, the National Customs Authority of Argentina levied an export duty of approximately 10% from concentrates for projects with fiscal stability agreements pre-dating 2002. The Company has been advised that Pirquitas is subject to this export duty despite contrary rights detailed under the 1998 fiscal stability agreement. The legality of the export duty applied to silver concentrates has been challenged and is currently under review by the court in Argentina. In July 2010, the Company filed a claim in the provincial court for repayment of export duties paid on silver concentrates and for an order to cease payment of the export duty until the matter has been decided by the court. An order was granted effective September 29, 2010 to cease payment of the export duty on silver concentrates pending the decision of the courts. In April 2011, a government appeal against this order was denied and the government has appealed this decision.

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2 See news release dated July 25, 2012 for further details of assay results.

Up until the order to cease payment was granted in 2010, the Pirquitas mine had paid $6.6 million in export duties against which it has filed for recovery. In accordance with this order, the Company has not been paying export duties on silver concentrate but continues to accrue duties in full until the outcome of the claim is known with certainty. At June 30, 2012, the Company had accrued a liability totaling $20.2 million, with a corresponding impact on cost of sales in the relevant period. If this export duty is successfully overturned, the benefit will be recognized in the Consolidated Statement of Income (Loss) for the full amount of paid and unpaid duty in the period that recovery becomes virtually certain. The accrued export duty also has a significant impact on the Company’s total cash cost per ounce calculation. If resolved in the Company’s favour, the impact would be to reduce cash costs per ounce by approximately 10% of the net sales price on a per ounce basis.

In 2011, the government of Argentina announced a decree that requires all funds from mining export sales to be repatriated to Argentina and converted into Argentine pesos within the Sole Foreign Exchange Market in Argentina. Each transfer is subject to a 0.6% transfer tax. The mining industry had previously been exempted from this tax. Although the aforementioned fiscal stability agreement also includes stability over foreign exchange controls, the government removed such benefits with this decree. The Company will comply with all laws and regulations, and continues to work within the rules.

Further decrees have been enacted requiring pre-approval for the importation of goods and services into Argentina. The Company has experienced delays in obtaining certain parts and reagents due to these regulations. Additionally certain subsidies previously provided for fuel and natural gas products have been removed. Early in the second quarter of 2012, the Argentine Ministry of Economy and Public Finance issued a resolution that reduced the time permitted to repatriate export net proceeds from 180 days to 15 days. As a result, Pirquitas temporarily suspended shipments of concentrates while management reviewed the potential impact of the new resolution. On June 25, 2012, a revised resolution was issued extending the time to 120 days enabling Pirquitas to resume shipments under certain sales contracts. This limit has subsequently been increased to 140 days.

5. REVIEW OF PROJECTS

Pitarrilla, Mexico

A total of $13.4 million was spent during the six months ended June 30, 2012 at the wholly-owned Pitarrilla project located in the State of Durango, Mexico compared to $11.6 million in the first half of 2011.

The Pitarrilla feasibility study continues on schedule for completion in the second half of 2012. Earlier this year as the feasibility study progressed, the decision was made to extend the scope to carry out additional work that has the potential to add value or reduce risk of the project. Items include:

  In-fill drilling in the upper zones of the oxide deposit which has the potential to increase mineral resources and reserves in the early years of the open pit;
  Close spaced drilling and geostatistical studies to refine the mineral reserve model toward an expected improvement in ore grade;
  Optimization studies on milling and leaching to increase the capacity of the plant in its current design configuration; and
  Confirmation of flotation recoveries of sulphides in the upper zones of the project.

Results of this work are now nearing completion and are being incorporated into the feasibility study.

Due to deferrals and delays of other mine construction projects across the industry, the associated timelines for delivery of key mining and processing equipment have reduced. As a result, the Company is no longer anticipating fast-tracking pre-construction spend and will develop site and ancillary infrastructure concurrent with a development decision on the Project.

As previously disclosed, a scoping level evaluation determined the preferred project concept to be a large open pit mine. Plant facilities are expected to target 16,000 tonnes per day and include a milling circuit, an agitated leach circuit and a flotation circuit. These facilities are expected to produce silver doré and separate lead and zinc concentrates containing payable silver.

The design of the open pit anticipates starting in the upper and mid-level oxide and transitional ores, then extending into the higher grade sulphide ores in the basal conglomerate zone and finally bottoming out in the upper levels of sulphide mineralization in sedimentary structures below the conglomerate. This mining operation will leave intact the middle and lower zones of the sedimentary structures for subsequent potential underground mining.

The Environmental Impact Assessment (“EIA”) document is scheduled to be prepared in the second half of 2012 with submission to the authorities thereafter. The remaining land access rights are being negotiated and work has commenced for the operations camp and water wells.

The Company has completed an in-fill drilling program of approximately 8,300 meters, which had the objective of expanding the near-surface oxide mineralization at the Breccia Ridge and South Ridge zones. In addition, metallurgical testing is underway to optimize metal recoveries from oxide and sulphide mineralization. The results of the drilling and metallurgical studies will be included in the Pitarrilla feasibility study.

The Company updated the mineral resource estimate for Pitarrilla as of January 31, 2012, as announced in the Company’s news release dated February 27, 2012. The project currently comprises Measured and Indicated Mineral Resources of 245.0 million tonnes containing 655.7 million ounces of silver at an average grade of 83.3 g/t and Inferred Mineral Resources of 31.3 million tonnes containing 65.0 million ounces of silver at an average grade of 64.7 g/t, both at a 30 g/t silver cut-off grade. In addition to silver, the deposit also contains Measured and Indicated Mineral Resources of four billion pounds of zinc and two billion pounds of lead.

San Luis, Peru

A total of $3.9 million was spent during the six months ended June 30, 2012 at the wholly-owned San Luis project in Peru compared to $3.6 million in the first half of 2011.

Long-term land access negotiations continued with one of the two local communities, as an agreement with the other was completed in late 2011.

The Company focused on advancing the EIA with comments being addressed. The completion of the land access agreements and approval of the EIA will enable a construction decision to be made.

In addition to pursuing land access agreements and environmental permits for the Ayelen gold-silver deposit the Company advanced its application for an environmental permit that would allow an exploration drilling campaign at the BP Zone, which is a high-potential porphyry copper target, located about 4.5 kilometers southeast of the Ayelen deposit. The environmental permit has been approved by the mining ministry and a water permit is expected shortly to enable drilling to commence. The BP Zone drilling program will consist of six drill holes.

The San Luis project comprises Proven and Probable Mineral Reserves of 0.5 million tonnes containing 7.2 million ounces of silver at an average grade of 446 g/t silver and 0.29 million ounces of gold at an average grade of 18 g/t gold within the Ayelen vein, with other identified veins on the 35,000 hectare property requiring further exploration.

San Agustin, Mexico

A total of $0.3 million was spent during the six months ended June 30, 2012 at the Company’s wholly-owned San Agustin project located in Durango State, Mexico, consistent with $0.3 million spent during the first half of 2011. Most of the expenditure was incurred as property holding costs and other administrative expenses.

Advanced negotiations continued with three parties that control the surface rights covering the Company’s mineral concessions. Once land access agreements are in place, a 5,000 meter diamond drilling program will be initiated. The objective of the drilling campaign is to expand the near-surface oxidized gold mineral resource. In addition to the proposed program of in-fill drilling, detailed metallurgical studies will also be undertaken and will focus on gold recovery characteristics of the oxidized gold mineralization.

The San Agustin project currently comprises an Indicated Mineral Resource of 121 million tonnes containing 47.8 million ounces of silver at an average grade of 12.3 g/t silver and 1.59 million ounces of gold at an average grade of 0.4 g/t gold, along with an Inferred Mineral Resource of 91.2 million tonnes containing 36.9 million ounces of silver at an average grade of 12.6 g/t silver and 1.06 million ounces of gold at an average grade of 0.36 g/t gold.

Diablillos, Argentina

A total of $0.6 million was spent during the six months ended June 30, 2012 at the Company’s wholly-owned Diablillos project (which is located 275 kilometers south of the Pirquitas Mine in northwestern Argentina) compared to $1.2 million in the first half of 2011.

Expenditures in the second quarter of 2012 primarily consisted of administrative, property taxes and camp maintenance costs. Following rock sampling of satellite zones of near-surface oxidized gold mineralization in the first quarter of 2012 a number of prospects were identified for follow up mechanized trenching and additional sampling. At the current time the Company’s main exploration effort in Argentina is targeted towards the expanded Pirquitas drilling campaign, and therefore no timeframe has been set for follow up exploration work at Diablillos.

The Oculto deposit at the Diablillos project has an Indicated Mineral Resource of 21.6 million tonnes containing 77.1 million ounces of silver at an average grade of 111 g/t silver and 0.64 million ounces of gold at an average grade of 0.9 g/t gold, with additional Inferred Mineral Resources of 7.2 million tonnes containing 6.3 million ounces of silver at an average grade of 27 g/t silver and 0.19 million ounces of gold at an average grade of 0.8 g/t gold.

Other Exploration Projects

In addition to the above mentioned drilling programs, the Company is planning to conduct diamond drilling campaigns on five of its other properties. Combined, this will amount to more than 5,000 meters of drilling. In Mexico, during the first half of 2012, the Company completed airborne and/or ground geophysical surveys on the La Palmilla, San Patricio, El Mogote and Valenciana properties in preparation for drilling programs. Geological mapping and rock-chip sampling was also done during the period on the La Palmilla, El Mogote and Valenciana properties, with an advanced soil geochemistry survey also being conducted on the Valenciana property.

In the USA, a 3,000 meter diamond drilling program is scheduled for the Saddleback property that straddles the New Mexico-Arizona state border. This property covers extensive hydrothermal rock alteration that is anticipated to be related to a system of epithermal veins potentially hosting economic gold-silver mineralization. To prepare for the drilling program at Saddleback, a program of geological mapping, rock-chip sampling and analysis and comprehensive geophysical surveying has been completed, and the relevant permits have been applied for.

6. SUMMARIZED FINANCIAL RESULTS

The following table sets out selected results for each of the nine most recently completed quarters, expressed in thousands of U.S. dollars, except per share amounts:

	2012		2011				2010
	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun
Revenue	42,412	38,406	14,369	26,152	47,271	60,053	45,077	41,557	14,091
Income (loss) from mine operations	6,758	6,245	(3,270)	11,492	15,838	27,859	24,975	7,426	(1,673)
Net income (loss)	34,544	(1,075)	2,584	21,836	45,765	9,943	361,623	(10,407)	(9,385)

Basic earnings (loss) per share	0.43	(0.01)	0.03	0.27	0.57	0.12	4.64	(0.13)	(0.12)
Diluted earnings (loss) per share	0.43	(0.01)	0.03	0.27	0.57	0.12	4.62	(0.13)	(0.12)

Cash and cash equivalents	351,780	293,294	329,055	355,903	368,759	260,733	232,311	35,839	57,719
Total assets	1,322,520	1,288,122	1,276,102	1,249,570	1,252,360	1,178,644	1,147,990	717,749	701,356
Working capital	377,902	301,492	399,089	428,627	418,812	335,764	306,891	65,201	89,429
Non current financial liabilities	-	-	126,555	182,018	171,203	174,497	137,860	144,827	137,547

Three months ended June 30, 2012 compared to the three months ended June 30, 2011

The Company recorded net income for the three months ended June 30, 2012 of $34.5 million ($0.43 per share) compared to a net income of $45.8 million ($0.57 per share) in the second quarter of 2011. The following is a summary and discussion of significant components of income and expenses recorded during the quarter compared to the same period in the prior year.

In the second quarter of 2012, the Company recorded total revenues from the Pirquitas Mine of $42.4 million from the sale of 1.9 million ounces of silver and 1.8 million pounds of zinc. Shipments made in the period realized an average silver price of $30.06 per ounce, excluding the impact of period-end price adjustments, and an average zinc price of $0.91 per pound. This is compared with the second quarter of 2011, when the Company recorded revenues of $47.3 million from the sale of 1.6 million ounces of silver at an average realized price of $38.54, and 2.0 million pounds of zinc at an average price of $1.04 per pound. The reduction in revenue is primarily the result of the significantly lower silver prices in the second quarter of 2012 compared to the second quarter of 2011, partially offset by more ounces sold in 2012.

Cost of sales for the second quarter of 2012 was $35.7 million compared to $31.4 million in the second quarter of 2011. Income from mine operations was $6.8 million in the second quarter of 2012 compared to $15.8 million in the second quarter of 2011. Cost of sales was higher in the second quarter of 2012 compared to the second quarter of 2011 primarily due to the increase in silver ounces sold. On a per ounce basis, the cost of inventory was marginally lower in the second quarter of 2012 due to improved mill performance. Depreciation, depletion and amortization per ounce was over 30% higher in 2012 due to the reduction of the mine life resulting from a reserve reduction reported in the fourth quarter of 2011, which accelerated the charge on many assets. In addition, as noted above, the Company continues to accrue for export duties which approximate 10% of gross sales value, and therefore was lower on a per ounce basis in the second quarter of 2012, due to lower silver prices. Export duties have a significant impact on cost of sales and, if the legal claim is concluded in the Company’s favour, will result in a significant credit in the period in which it is settled.

Net margins reduced from 34% in the second quarter of 2011 to 16% in the second quarter of 2012. Cost of sales on a per ounce basis in the second quarter of 2012 was 3.6% lower than the same period in 2011 (lower cost of inventory and export duties, offset by higher depreciation), and therefore, the reduction in margin is principally due to the reduction in silver prices.

General and administrative expenses for the three months ended June 30, 2012 were $6.7 million consistent with $7.0 million for the second quarter of 2011. Expensed exploration costs of $2.3 million for the second quarter of 2012 and $2.6 million in the second quarter of 2011 relate primarily to the drilling programs at the Pirquitas mine including the current program which is focused on the Cortaderas Valley area. Costs at operating properties are expensed, consistent with the Company’s accounting policy.

Other income (other expenses) comprised the following for the three months ended June 30:

	2012	2011
	$000's	$000's
Gain on sale of other invesments	375	-
Gain on dilution of associate	9,034	-
Share of net loss of associate	(690)	(1,705)
Unrealized gain (loss) on financial instruments at FVTPL	(692)	12,831
Dividend income	356	-
Miscellaneous income	(867)	(479)
	7,516	10,647

The unrealized gain (loss) on financial instruments at fair value through profit and loss (“FVTPL”) is primarily a loss on the warrant liability offset by a gain on the re-measurement of the convertible note derivative liability. A loss of $0.7 million was recorded in the second quarter of 2012 compared to a gain of $12.8 million in the second quarter of 2011. Since the acquisition of the Company’s interest in Pretium in December 2010, the Company is required to record its share of Pretium’s losses, which were $0.7 million in the second quarter of 2012 and $1.7 million in the second quarter of 2011. In addition, the Company recorded a dilution gain of $9.0 million on its investment in Pretium in the second quarter of 2012. This non-cash gain arose because Pretium completed a private placement in which the Company did not participate.

The Company recorded a foreign exchange loss for the three months ended June 30, 2012 of $2.4 million compared to a loss of $0.3 million in the second quarter of 2011. The Company’s main exposure to foreign exchange is related to net monetary assets denominated in Canadian dollars and Argentine pesos. During the second quarter of 2012 both the Canadian dollar and the Argentine peso weakened against the U.S. dollar generating foreign exchange losses.

In the three months ended June 30, 2012, the Company recorded an income tax expense of $8.8 million compared to $6.6 million in 2011. The effective tax rate in the second quarter of 2012 of approximately 20% comprises profitable operations at the Pirquitas mine at a higher effective tax rate, offset by the sale of Pretium shares which are taxed at the lower capital gains rate in Canada of 12.5% .

Six months ended June 30, 2012 compared to the six months ended June 30, 2011

The Company recorded net income for the six months ended June 30, 2012 of $33.5 million ($0.41) per share compared to a net income of $55.7 million ($0.70 per share) in the same period of 2011. The following is a summary and discussion of significant components of income and expenses recorded during the six months compared to the same period in the prior year.

In the six months ended June 30, 2012, the Company recorded total revenues from the Pirquitas Mine of $80.8 million from the sale of 3.4 million ounces of silver and 3.6 million pounds of zinc. Shipments made in the period realized an average silver price of $31.05 per ounce, excluding the impact of period-end price adjustments, and an average zinc price of $0.92 per pound. This is compared with the first half of 2011, when the Company recorded revenues of $107.3 million from the sale of 3.6 million ounces of silver at an average realized price of $36.02, and 6.5 million pounds of zinc at an average price of $1.06 per pound. The reduction in revenue in the first half of 2012 compared to 2011 is due to sales volumes and the price of silver were both lower in 2011.

Cost of sales for the six months ended June 30, 2012 was $67.8 million compared to $63.6 million in the first half of 2011. Silver ounces sold were lower in 2012, however, on a per ounce basis cost of inventory and depreciation were higher, offset to some extent by lower export taxes, which are predicated upon the price of silver. Depreciation, depletion and amortization was higher per unit in 2012 due to the reduction of the mine life in the fourth quarter of 2011. Non-cash depreciation charges increased significantly as the depreciation on many assets was accelerated. In addition, as noted above, the Company continues to accrue for export duties which approximate 10% of gross sales value, and therefore was lower on a per ounce basis in 2012 due to lower silver prices. Export duties have a significant impact on cost of sales and, if the legal claim is concluded in the Company’s favour, will result in a significant credit in the period in which it is settled.

Income from mine operations was $13.0 million in the six months ended June 30, 2012 compared to $43.7 million in the first half of 2011. Margins reduced from 41% in the first half of 2011 to 16% in the first half of 2012. Although cost of sales on a unit basis in the first half of 2012 was 6% higher than the same period in 2011, the most significant factor impacting margins was the reduction in the silver price.

General and administrative expenses for the six months ended June 30, 2012 were $13.3 million consistent with $13.6 million for the same period of 2011. Expensed exploration costs of $3.2 million for the six months ended June 30, 2012 and $3.5 million in the first half of 2011 relate primarily to the drilling programs at the Pirquitas mine. Costs at operating properties are expensed, consistent with the Company’s accounting policy.

Other income (other expenses) comprised the following for the six months ended June 30:

	$000's	$000's
Gain on sale of other invesments	4,853	-
Gain on dilution of associate	13,259	-
Share of net loss of associate	(1,929)	(3,992)
Unrealized gain (loss) on financial instruments at FVTPL	(2,688)	8,115
Reversal of impairment of convertible debenture	-	2,400
Dividend income	356	-
Miscellaneous income	(727)	(936)
	13,124	5,587

The unrealized gain (loss) on financial instruments at FVTPL is primarily from a loss from the warrant liability offset by a gain on the re-measurement of the convertible note derivative liability. A loss of $2.7 million was recorded in the six months ended June 30, 2012 compared to a gain of $8.1 million in the first half of 2011. Since the acquisition of the Company’s interest in Pretium in December 2010, the Company is required to record its share of Pretium’s losses, which were $1.9 million in the six months ended June 30, 2012 and $4.0 million in the first half of 2011. In addition, the Company recorded dilution gains of $13.3 million on its investment in Pretium in the six months ended June 30, 2012. This non-cash gain arose because Pretium completed two private placements in which the Company did not participate. The Company also partially reversed a previous impairment of the value of Canadian asset-backed commercial paper (ABCP) based on improved liquidity in the market and sale of the assets held. This resulted in a gain of $4.9 million during the six month period ended June 30, 2012.

The Company recorded a foreign exchange loss for the six months ended June 30, 2012 of $2.9 million compared to a gain of $2.1 million in the first half of 2011. The Company’s main exposure to foreign exchange is related to net monetary assets denominated in Canadian dollars and Argentine pesos. During the six months ended June 30, 2012 the Canadian dollar has been broadly consistent with the U.S. dollar generating limited foreign exchange gains or losses; the loss recorded was therefore primarily because the Argentine peso steadily weakened against the U.S. dollar.

In the six months ended June 30, 2012, the Company recorded an income tax expense of $11.6 million compared to $10.9 million in 2011. The effective tax rate in the first half of 2012 of approximately 25% comprises profitable operations at the Pirquitas mine at a higher effective tax rate, offset by the sale of Pretium shares which are taxed at the lower capital gains rate in Canada of 12.5% .

7. LIQUIDITY

At June 30, 2012, the Company had $351.8 million of cash and cash equivalents an increase of $22.7 million from December 31, 2011. Of this total amount, $320.0 million is held in Canada and the United States. Working capital was $377.9 million at June 30, 2012 compared to $399.1 million at December 31, 2011.

During the six months ended June 30, 2012 there were significant changes to working capital. The convertible notes with face value of $138.0 million were reclassified as current liabilities, due to the holders’ right to redeem the notes in full, or in part, on March 1, 2013. The Company also received C$71.0 million from the sale of 5.7 million common shares of Pretium upon the exercise of share purchase warrants issued as part of the 2011 secondary offering.

In addition, during the period the Company had $16.0 million in value added tax (“VAT”) refunded and a further $38.9 million VAT receivable approved for refund by the Argentine government. The approved VAT was reclassified from non-current to current assets.

Inventory increased through the first half of 2012 to $128.2 million as production volumes exceeded sales. The Company has finalized long-term sales arrangements and anticipates realizing a portion of this value through the remainder of 2012.

At June 30, 2012, the Company owned 18,985,807 shares of Pretium which are held at cost on the Statement of Financial Position. The market value of these shares exceeded C$260 million as at June 30, 2012.

The Company’s financial position at June 30, 2012 and projected operating cash flows are believed to be sufficient to fund currently-planned capital and exploration expenditures over the next twelve months and to discharge liabilities as they come due.

8. CAPITAL RESOURCES

The capital of the Company consists of items included in shareholders’ equity and debt, net of cash and cash equivalents as follows:

	June 30	December 31
	2012	2011
	$000s	$000s
Shareholders' equity	706,882	705,876
Convertible notes	130,410	125,313
	837,292	831,189

Less: cash and cash equivalents	(351,780)	(329,055)
	485,512	502,134

At June 30, 2012, there was no externally-imposed capital requirement to which the Company is subject and with which the Company has not complied.

The Company is advancing its Pitarrilla project in Mexico with the objective of completing a feasibility study towards the end of 2012.

As at June 30, 2012, the Company had 80,746,767 common shares outstanding and 2,117,828 million stock options outstanding which are exercisable into common shares at exercise prices ranging between C$11.50 and C$36.14.

Outstanding share data

The authorized capital consists of an unlimited number of common shares without par value. As at August 8, 2012, the following common shares and options were outstanding:

	Number of shares	Exercise price	Remaining life
		C$	(years)
Capital stock	80,746,767
Stock options	2,041,564	11.50 - 36.14	0.1 - 8.25
Fully diluted	82,788,331

The Company’s Board of Directors adopted a Shareholder Rights Plan on March 9, 2012 which is more fully described in the Company’s news release dated March 12, 2012.

9. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company is exposed to a variety of financial risks as a result of its operations, including market risk (which includes price risk, currency risk and interest rate risk), credit risk and liquidity risk. The Company’s overall risk management strategy seeks to reduce potential adverse effects on the Company’s financial performance. Risk management is carried out under policies approved by the Board of Directors.

The Company may, from time to time, use foreign exchange contracts, commodity price contracts and interest rate swaps to manage its exposure to fluctuations in foreign exchange, metal prices and interest rates. The Company does not have a practice of trading derivatives. In the past, the Company’s use of derivatives was limited to specific programs to manage fluctuations in foreign exchange risk, which are subject to the oversight of the Board of Directors.

The risks associated with the Company’s financial instruments, and the policies on how the Company mitigates those risks are set out below. This is not intended to be a comprehensive discussion of all the risks facing the Company.

a) Market Risk

This is the risk that the fair values of financial instruments will fluctuate owing to changes in market prices. The significant market risks to which the Company is exposed are price risk, foreign exchange risk and interest rate risk.

(i) Price Risk

This is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. There has been no significant change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to this risk during the six months ended June 30, 2012.

(ii) Currency Risk

Currency risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign exchange rates. The Company’s financial instruments are exposed to currency risk where those instruments are denominated in currencies that are not the same as the functional currency; exchange gains and losses in these situations impact earnings. The Company’s sale of silver and zinc are denominated in U.S. dollars and thus the risk is related to costs incurred and other non-U.S. dollar financial instruments. The requirement to repatriate export revenues into Argentina results in the Company holding significant Argentine peso cash balances from time to time while approvals to repatriate funds are sought. A sudden devaluation of the Argentine peso may materially impact the value of any Argentine peso denominated cash funds in U.S. dollar terms.

There has been no significant change in the Company’s objectives and policies for managing this risk, during the six months ended June 30, 2012. The Company has seen an increase in its Argentine peso cash balance which increases exposure to a sudden devaluation as discussed above, but no other significant changes in its exposure to currency risk.

(iii) Interest Rate Risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. Interest rate risk mainly arises from the interest rate impact on the Company’s cash and cash equivalents because they are the only financial instrument the Company holds that earns interest based on variable market interest rates. The long-term convertible notes have fixed interest rates and therefore cash flows are not exposed to fluctuations in interest rates, although a change in interest rates would impact the fair value of the instruments. However, because the Company records the notes at amortized cost there would be no impact on the financial results of the Company. The Company actively monitors its exposure to interest rates closely and has not entered into any derivative contracts to manage its risk.

There has been no significant change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to this risk during the six months ended June 30, 2012.

b) Credit Risk

Credit risk is the risk that a third party might fail to discharge its obligations under the terms of a financial contract. The Company’s credit risk is limited to the collectability of receivable balances in the ordinary course of business and the quality of its financial investments.

There has been no significant change in the Company’s objectives and policies for managing this risk and no significant change to the Company’s exposure to this risk during the six months ended June 30, 2012.

The Company also has credit risk through its significant VAT balance that is collectible from the government of Argentina. Due to the legislative rules and complex collection process the Argentine VAT receivable is classified as non-current until it is approved by the government, thereafter it is reclassified to current as the Company has greater certainty of the ability to collect within twelve months. The Company believes that this balance is collectible. During the six months ended June 30, 2012 the Company received approval from the Argentine government for $56.4 million of VAT which reduces credit risk as approved VAT credits are saleable to a variety of commercial counterparties, and during the period $16.0 million was sold.

c) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its obligations over financial instruments as they fall due. The Company manages its liquidity risk through a rigorous planning and budgeting process, which is reviewed and updated on a regular basis, to help determine the funding requirements to support the Company’s current operations, expansion and development plans, and by managing its capital structure. The Company’s objective is to ensure that there are sufficient committed financial resources to meet its business requirements for a minimum of twelve months.

There have been no significant changes in the Company’s objectives and policies for managing this risk. During the six months ended June 30, 2012 the Company reclassified the convertible notes from long-term to current liabilities due to the holders’ redemption option on March 1, 2013 being within one year. There were no other significant changes to the Company’s exposure to this risk during the six months ended June 30, 2012.

In the opinion of management, even with the potential redemption of convertible notes in March 2013, working capital at June 30, 2012 together with future cash flows from operations is sufficient to support the Company’s commitments through the next twelve months. For periods beyond 2012 the current working capital and cash flows from operations are expected to support further development, exploration and growth.

The Company has no off balance sheet arrangements.

10. OTHER RISKS AND UNCERTAINTIES

During the six months ended June 30, 2012, there were no significant changes to the Company’s exposure to risks and uncertainties from those described in the MD&A for the year ended December 31, 2011, including risks relating to the Company’s foreign operations and environmental regulation.

For further information regarding the Company’s risks, please refer to the section entitled ‘Risk Factors’ in the ‘Annual Report on Form 20-F’ for the year ended December 31, 2011, which is available at www.sedar.com.

11. RELATED PARTY TRANSACTIONS

The Company did not enter into any related party transactions during the six months ended June 30, 2012, other than the repayment of $0.5 million in legal costs owing to Pretium.

12. SIGNFICANT INVESTMENTS ACCOUNTED FOR BY THE EQUITY METHOD

At the beginning of the six month period, the Company’s ownership interest in Pretium was 28.39% . This interest was reduced by a private placement Pretium undertook in February 2012, a prospectus offering in May 2012, and further by 5,677,526 shares sold following the exercise of warrants in the six months ended June 30, 2012. As at June 30, 2012 the Company owned 18,985,807 shares which constituted 20.27% ownership.

The following table presents the unaudited assets, liabilities, revenues, and net loss of Pretium:

	June 30, 2012	Dec 31, 2011
	$000s	$000s

Assets	601,489	506,167

Liabilities	(12,186)	(7,350)

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
	$000s	$000s	$000s	$000s
Revenues	-	-	-	-

Net loss	3,400	3,742	7,889	9,818

13. NON-GAAP FINANCIAL MEASURES

The non-GAAP financial measures presented do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be directly comparable to similar measures presented by other issuers.

Non-GAAP financial measures – Cash cost per ounce of silver

The Company uses the non-GAAP measures of direct mining cost, total cash cost and total production cost per ounce of silver to manage and evaluate operating performance. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a quarterly reconciliation of direct mining cost, total cash cost and total production cost to cost of inventory, as reported in the Company’s unaudited consolidated interim statement of income:

	June 30	March 31	December 31	September 30	June 30	March 31
	2012	2012	2011	2011	2011	2011
	$000s	$000s	$000s	$000s	$000s	$000s

Cost of inventory per Statement of Income	23,786	19,494	12,013	11,532	20,602	22,547
Movement in inventory	2,636	6,266	14,357	14,892	2,399	(1,745)
Other adjustments	-	(4)	(156)	-	(152)	-
Direct mining cost	26,422	25,756	26,215	26,424	22,849	20,802
Third party smelting, refining and transportation costs	14,023	14,526	4,614	8,620	13,964	15,568
By-product credits	(503)	(647)	(992)	(1,645)	(733)	(2,250)
Royalties & production taxes	4,287	4,444	1,193	204	7,507	5,306
Total cash cost	44,229	44,079	31,029	33,603	43,587	39,426

Depletion, depreciation and amortization per Statement of Income	8,149	8,566	3,107	2,410	5,235	5,794
Movement in inventory	2,322	2,427	9,081	4,031	1,090	591
Total production cost	54,700	55,072	43,217	40,044	49,912	45,811

Production (ounces)	2,021,177	2,171,588	1,751,398	1,631,281	1,975,616	1,697,294

Direct mining cost ($/oz)	13.07	11.86	14.97	16.20	11.57	12.26
Total cash cost ($/oz)	21.88	20.30	17.72	20.60	22.06	23.23
Total production cost ($/oz)	27.06	25.36	24.68	24.55	25.26	26.99

Non-GAAP financial measures – adjusted income (loss)

The Company has included the non-GAAP financial performance measure of adjusted net income (loss) and adjusted basic earnings (loss) per share. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors may want to use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The following table provides a reconciliation of adjusted net income or loss to the unaudited consolidated interim statement of income (loss):

	Three Months Ended June 30		Six Months Ended June 30
	2012	2011	2012	2011
	$000's	$000's	$000's	$000's

Net income attributable to shareholders	34,544	45,765	33,468	55,710

Adjusted for:
Loss on sale and write off of mineral properties	-	284	-	823
Gain on partial disposal of associate	(45,899)	(39,266)	(49,082)	(39,266)
Unrealised (gain) loss on financial instruments at FVTPL	692	(12,831)	2,688	(8,115)
Gain on dilution of associate	(9,034)	-	(13,259)	-
Gain on sale of other invesments	(375)	-	(4,853)	-
Share of loss of associate	690	1,705	1,929	3,992
Adjusted net (loss) income	(19,382)	(4,343)	(29,109)	13,144

Weighted average shares outstanding (000's)	80,747	80,290	80,741	80,057

Adjusted basic (loss) earnings per share ($)	(0.24)	(0.05)	(0.36)	0.16

14. CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Basis of preparation and accounting policies

The Company has prepared its unaudited consolidated interim financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IASs”), and interpretations issued by the IFRS Interpretations Committee (“IFRICs”) and the former Standing Interpretations Committee (“SICs”). The unaudited consolidated interim financial statements have been prepared in accordance with IFRS and interpretations effective as of August 8, 2012, the date of this report. Note 2 of the December 31, 2011 audited consolidated financial statements provides details of significant accounting policies and accounting policy decisions for significant or potentially significant areas that have had an impact on the Company’s financial statements or may have an impact in future periods.

The accounting policies applied in the preparation of the Company’s unaudited consolidated interim financial statements for the three and six months ended June 30, 2012 are consistent with those applied and disclosed in the Company’s audited consolidated financial statements for the year ended December 31, 2011.

Critical Accounting Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

There have been no changes to the Company’s critical accounting estimates since December 31, 2011. Readers are encouraged to refer to the critical accounting policies and estimates as described in the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2011.

15. INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. There have been no other changes in our internal control over financial reporting or disclosure controls and procedures during the six months ended June 30, 2012, that have materially affected or are reasonably likely to affect our internal control over financial reporting.

16. CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The MD&A contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward looking information” within Canadian securities laws (collectively “forward-looking statements”) related to the Company and its operations, and in particular, the anticipated developments in the Company’s operations in future periods, the Company’s planned exploration activities, the adequacy of the Company’s financial resources and other events or conditions that may occur in the future. Statements concerning mineral reserve and resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if and when the property is developed or further developed. These statements relate to analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management and relate to, among other things: future production of silver and other metals; future cash costs per ounce of silver; the price of silver and other metals; the effects of domestic and foreign laws, regulations and government policies and actions affecting the Company’s operations or potential future operations; future successful development of the Pitarrilla and San Luis projects and other exploration and development projects; the sufficiency of the Company’s current working capital, anticipated operating cash flow or the Company’s ability to raise necessary funds; estimated production rates for silver and other payable metal produced by the Company; timing of production and the cash and total costs of production at the Company’s Pirquitas mine; the estimated cost of sustaining capital; ongoing or future development plans and capital replacement, improvement or remediation programs; the estimates of expected or anticipated economic returns from the Company’s mining projects; future sales of the metals, concentrates or other products produced by the Company; and the Company’s plans and expectations for its properties and operations.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “anticipates”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential” or variations thereof, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: uncertainty of production and cost estimates for the Pirquitas Mine; uncertainty of production at the Company’s mineral exploration and development properties; risks and uncertainties associated with developing and exploring new mines including start-up delays; risks and hazards associated with the business of mineral exploration, development and mining (including operating in foreign jurisdictions, environmental hazards, industrial accidents, unusual or unexpected geological or structure formations, pressures, cave-ins and flooding); risks and uncertainties relating to the interpretation of drill results and the geology, grade and continuity of the Company’s mineral deposits; risks related to the Company’s ability to obtain adequate financing for the Company’s planned development activities and to complete further exploration programs; fluctuations in spot and forward markets for silver, gold and base metals and certain other commodities; risks related to obtaining long-term sales contracts or completing spot sales for the Company’s products; the Company’s history of losses and the potential for future losses; risks related to general economic conditions, including recent market and world events and conditions; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; relationships with and claims by local communities and indigenous populations; diminishing quantities or grades of mineral reserves as properties are mined; challenges to, or difficulty maintaining, the Company’s title to properties and continued ownership thereof; risks related to the Company’s covenants given with respect to the Company’s 4.5% convertible senior notes due 2028; differences in U.S. and Canadian practices for reporting mineral resources and reserves; changes in national and local legislation, taxation, exchange controls or regulations and political or economic developments or changes in Canada, the United States, Argentina, Mexico, Peru or other countries where the Company holds assets or may carry on business, including without limitation recent import and export regulations in Argentina that may impact cash flow, concentrate sales and importation of goods and services required for the Pirquitas mine; risks related to the delay in obtaining or failure to obtain required permits, or non-compliance with permits the Company’s has obtained; increased costs and restrictions on operations due to compliance with environmental laws and regulations; regulations and pending legislation governing issues involving climate change, as well as the physical impacts of climate change; risks related to reclamation activities on the Company’s properties; uncertainties related to title to the Company’s mineral properties and the surface rights thereon, including the Company’s ability to acquire, or economically acquire, the surface rights to certain of the Company’s exploration and development projects; the Company’s ability to successfully acquire additional commercially mineable mineral rights; risks related to currency fluctuations (such as the Argentine peso, Peruvian sol and Mexican peso); increased costs affecting the mining industry, including the current high rate of inflation in Argentina; increased competition in the mining industry for properties, qualified personnel and management; risks related to some of the Company’s directors’ and officers’ involvement with other natural resource companies; the Company’s ability to attract and retain qualified personnel and management to grow the Company’s business; risks related to estimates of future income tax assets and liabilities; risks related to claims and legal proceedings; the Company’s ability to maintain adequate internal control over financial reporting; the future value of Pretium’s shares and the Company’s ability to monetize the full value of the Company’s interest in Pretium; and those factors identified under the heading “Risk Factors” in the Company’s most recent Form 20-F and Annual Information Form filed with the United States Securities and Exchange Commission (the “SEC”) and Canadian and Provincial securities regulatory authorities.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Forward-looking statements are statements about the future and are inherently uncertain, and the Company’s actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading ‘‘Other Risks and Uncertainties”. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking statements.

Cautionary note to U.S. investors: The terms “measured mineral resource”, “indicated mineral resource”, and “inferred mineral resource” used in this MD&A are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. The Company’s advises U.S. investors that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. “Inferred mineral resources” in particular have a great amount of uncertainty as to their economic feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules estimates of inferred mineral resources may not generally form the basis of feasibility or other economic studies. U.S. investors are cautioned not to assume that any part or all of an inferred mineral resource exists, or is economically or legally mineable. Disclosure of contained metal expressed in ounces is in compliance with NI 43-101, but does not meet the requirements of Industry Guide 7 of the SEC, which will only accept the disclosure of tonnage and grade estimates for non-reserve mineralization.